                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549





                                FORM  11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998





                         THE BP AMERICA DIRECTSAVE PLAN

                            (Full title of the Plan)








                                BP Amoco p.l.c.
                                BRITANNIC HOUSE
                               1 FINSBURY CIRCUS
                            LONDON EC2M 7BA, ENGLAND

             (Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                      THE BP AMERICA DIRECTSAVE PLAN


                             TABLE OF CONTENTS







                                                                  Page

Report of Independent Auditors                                      1

Financial Statements:

  Statement of Net Assets Available for Plan Benefits as
    of December 31, 1998 and 1997                                   2

  Statement of Changes in Net Assets Available for Plan Benefits
    for the years ended December 31, 1998 and 1997                  3

  Notes to Financial Statements                                     4

Signature                                                          20

Exhibit 23 - Consent of Independent Auditors                       22

                      Report of Independent Auditors


Plan Administrator
The BP America DirectSave Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for plan benefits of The BP America DirectSave Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


June 18, 1999

                      THE BP AMERICA DIRECTSAVE PLAN

            Statement of Net Assets Available for Plan Benefits
                     as of December 31, 1998 and 1997

                             ($ in thousands)


                                              December 31,
                                             1998      1997

Value of Interest in Master Trust (Note I) $1,999    $1,885

Net Assets Available for Plan Benefits     $1,999    $1,885





















The accompanying notes are an integral part of these financial statements.

                      THE BP AMERICA DIRECTSAVE PLAN

      Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997

                             ($ in thousands)

                                                   Year Ended
                                                  December 31,
                                                 1998      1997

Changes in Value of Interest in Master Trust (Note I):
Additions:
Participant Contributions                       $   49     $   51
Investment Income                                  109        221
Net Realized and Unrealized Gain on Investments    113         77
   Total Additions                                 271        349

Deductions:
Participant Withdrawals                           (157)      (155)
   Total Deductions                               (157)      (155)

Transfer To Other Plan                               0        (1)

Increase                                           114        193

Net Assets Available for Plan Benefits at
  Beginning of Year                              1,885      1,692

Net Assets Available for Plan Benefits at
   End of Year                                  $1,999     $1,885








The accompanying notes are an integral part of these financial statements.

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE A - DESCRIPTION OF PLAN

The following description of The BP America DirectSave Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General Provisions. BP Amoco p.l.c. was created on December 31, 1998 by the merger of Amoco Corporation and The British Petroleum Company p.l.c. (BP). Following this merger, BP was renamed BP Amoco p.l.c. (BP Amoco). BP America Inc. (the Company) is an indirect wholly owned subsidiary of BP Amoco. The merger did not change the vesting or benefit provisions which were applicable to the participants prior to the merger. The Plan became effective April 1, 1988.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets are held in a trust under the terms and provisions of the Savings Plan
Master Trust Agreement between the Company and Bankers Trust Company (the Trustee). The Company is the Plan sponsor and an officer of the Company serves as Plan Administrator. Metropolitan Life Insurance Company is the Plan record-keeper. Effective February 1, 1999, Fidelity Management Trust Company will become the Plan's trustee and Fidelity Investments Institutional Services Company, Inc. will become the Plan's record-keeper.

The Company may amend or terminate the Plan at any time. Upon termination of the Plan, the participating employees are 100 percent vested in both their own and the Company's contributions included in the employees' accounts at the time of termination.

Eligibility. Hourly employees of Company-operated service stations are eligible to participate in the Plan. Employees become eligible to participate after (i) attaining age 21, and (ii) the completion of a twelve-month period, ending on their first anniversary of employment or any subsequent plan year, in which they have completed 1,000 or more hours of service in accordance with the requirements of ERISA. Fee-for-service workers and independent contractors are ineligible to participate in the Plan.

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE A - DESCRIPTION OF PLAN (concluded)

Contributions. Participants may contribute to the Plan on a before-tax basis or an after-tax basis up to 16% of base pay, subject to legal restrictions. Participants may elect any of the following investment funds: (i) BP ADS Fund,
(ii) Vanguard Windsor Fund, (iii) Vanguard Growth and Income Fund, (iv) Income Fund, (v) INVESCO Total Return Fund, (vi) Fidelity Blue Chip Growth Fund,
(vii) J. P. Morgan Institutional International Equity Fund, (viii) Vanguard Small-Cap Index Fund, and (ix) Vanguard/Wellesley Income Fund. Participant contributions are remitted semi-monthly to the Trustee and are credited to the participant's account. Participants may change the percentage they contribute and the investment direction of their contributions throughout the year. Plan provisions do not provide for an employer match of the employee contribution. The Company may make discretionary contributions to the Plan using the service bonus feature.

Investment  Transfers.   Participants may elect to sell  any  portion  of  their
investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the year.

Loans.  The Plan does not provide for loans to participants.

Withdrawals. Active Plan participants may receive, for any reason, in-service withdrawals of their after-tax contributions and associated earnings. Withdrawals of before-tax contributions and the pre-1988 earnings thereon, are generally available only for participants if at least age 59 1/2, if totally and permanently disabled or in the case of approved financial hardship. Withdrawals may be received in cash or in kind, except hardship withdrawals and withdrawals from the J.P. Morgan Institutional International Equity Fund which can only be paid in cash.

Retirement   and  Termination  of  Employment.   Upon  termination   of   active
participation by reason of retirement or other termination of employment, distribution of the account balance may generally be made only by immediate or postponed lump sum.

NOTE B - PLAN AMENDMENTS

During 1997, two new investment funds were made available to Plan participants and two funds were renamed.

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE C - ACCOUNTING POLICIES

General. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles
(GAAP).

Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amount of net assets. Actual results could differ from the estimates and assumptions used.

Investment Valuation. Investments are valued at quoted market prices, if available. Investments in guaranteed investment contracts, owned by the Master Trust, including the Plan's share of such contracts held in the Income Fund, are valued at fair value because the contracts are not fully benefit responsive as there is a severe penalty for early withdrawal. Investments in managed portfolios, collateralized mortgage obligations, and other government obligations held in the Income Fund are carried at market value, adjusted to reflect, if applicable, amounts that would become due or payable under agreements with financial institutions should the underlying securities be sold prior to maturity. Other investments for which no quoted market prices are available are valued at fair value as determined by the Bankers Trust Company based on the advice of its investment consultants. Realized gains or losses on security transactions are determined on the trade date by the difference between proceeds received and average cost of the investment. Premiums and discounts are amortized over the life of the securities.

Plan  Expenses.   Administrative expenses are primarily  paid  by  the  Company;
investment  processing fees are paid by affected participants from  Plan assets.

NOTE D - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 5, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code) and that the Trust is tax exempt under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the Code.

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE E - INCOME FUND

The Income Fund (formerly the Fixed Income Fund) invests primarily with managed portfolio companies and insurance companies in contracts where the repayment of principal and payment of interest at a fixed rate for a fixed period of time are backed by the financial strength of such financial institutions. The Plan intends to hold these contracts to maturity. The Income Fund does not purchase on margin or leverage investments, which limits potential losses to the investments themselves. The Income Fund also invests in U.S. Government-backed agency obligations or in contracts backed by such obligations.

The managed portfolio companies invest in mortgage-backed obligations, money market instruments, corporate bonds, assets-backed securities, private placement bonds, fixed income securities, non-convertible preferred stock, futures and options, government notes and bonds, and foreign corporate and government bonds. The investment contracts contain investment-type concentration guidelines and quality guidelines based on the market value of the portfolio.

The Plan's relative interest in the contracts with managed portfolio companies and insurance companies represents the maximum potential credit losses from concentrations of credit risk associated with its investment in the Income Fund.

In  order  to  assure the realization of the carrying amount  of  collateralized mortgage obligations, should the securities be sold prior to maturity, the Income Fund enters into agreements with financial institutions, under the terms of which, in certain situations, upon the sale of the securities, the Income Fund would receive the carrying amount of the securities with any difference between such carrying amount and the sales proceeds charged or credited to the account of the financial institution. At December 31, 1998 and 1997, the Plan's relative interest in amounts that would be received by the Income Fund from such financial institutions amounted to $20,000 and $70,000, respectively.

Certain other employee benefit plans of the Company participate in the Income Fund. Each plan's relative interest in the Income Fund and the related income and administrative expense is determined on a basis proportionate to each plan's past contributions adjusted to reflect distributions, transfers and prior investment earnings. The Plan's share of the Income Fund was 0.1% at December 31, 1998 and 0.1% at December 31, 1997.

Participants' accounts earn a blended rate, or weighted average, of all of the investments held in the Income Fund. Identified below are the Income Fund investments as of December 31, 1998 and 1997:

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE E - INCOME FUND (continued)



                                            Effective Annual    % of Income Fund
                                            Interest Rate         Net Assets       Maturity
                                           (Net of Expenses)      at 12/31/98         Date
Managed Portfolio:
Pacific Investment Management Co.                7.02               28                  (1)
J P Morgan Investment Management Co.             7.02               18                  (2)
STW                                              6.42               12                  (1)
Loomis Sayles                                    8.45               20                  (1)
                                                                    78
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                         9.48                4                6/15/99
Monumental Life Insurance Co.                    6.75                2               12/15/01
John Hancock Mutual Life Insurance Co.           8.36                3                6/30/99
New York Life Insurance Co.                      9.48                2               11/28/99
Prudential Insurance Co.                         9.70                3               12/15/99
                                                                    14
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1393 C)        6.00                -                  (3)
Federal Home Loan Mortgage Corp. (1423 C)        6.60                1                  (3)
Federal Home Loan Mortgage Corp. (1494 PE)       5.70                1                  (3)
Federal National Mortgage Association (197 A)    6.50                -                  (3)
                                                                     2
Other Government Obligations:
Federal Home Loan Mortgage Corp.                 7.67                1                5/24/99
Federal Home Loan Mortgage Corp.                 7.69                1                6/16/99
Federal National Mortgage Association            8.06                1                6/21/99
Federal National Mortgage Association            7.39                -                5/22/01
                                                                     3
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                       3

                                                                   100

  <F1>
 (1)  Requires 30 day notice to terminate.
 <F2>
 (2)  Requires 60 day notice to terminate.
 <F3>
 (3)  Sold in January, 1999.

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE E - INCOME FUND (concluded)



                                        Effective Annual    % of Income Fund
                                         Interest Rate         Net Assets      Maturity
                                        (Net of Expenses)      at 12/31/97        Date
Managed Portfolio:
Pacific Investment Management Co.               7.64              16                    (1)
J P Morgan Investment Management Co.            7.94              17                    (2)
STW                                             6.30              10                    (1)
Loomis Sayles                                   8.16              15                    (1)
                                                                  58
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                        9.48               8                  6/15/99
Commonwealth Life Insurance Co.                 6.75               2                 12/15/01
John Hancock Mutual Life Insurance Co.          8.36               2                  6/30/99
Massachusetts Mutual Life Insurance Co.         9.65               4                  7/14/98
New York Life Insurance Co.                     9.48               5                 11/28/99
Prudential Insurance Co.                        9.70               6                 12/15/99

                                                                  27
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1206 F)       6.05               1                  9/15/98
Federal Home Loan Mortgage Corp. (1195 DZ)      6.63               1                 10/15/98
Federal Home Loan Mortgage Corp. (1213 G)       5.96               1                 11/15/98
Federal Home Loan Mortgage Corp. (1393 C)       5.39               1                  6/15/99
Federal Home Loan Mortgage Corp. (1423 C)       6.81               1                  9/15/99
Federal Home Loan Mortgage Corp. (1494 PE)      5.99               1                 11/15/99
Federal National Mortgage Association (197 A)   7.36               1                  2/25/02
                                                                   7
Other Government Obligations:
Federal Home Loan Mortgage Corp.                7.25               1                   6/8/98
Federal Home Loan Mortgage Corp.                7.63               1                  5/24/99
Federal National Mortgage Association           7.62               1                  6/16/99
Federal National Mortgage Association           8.04               1                  6/21/99
Federal Home Loan Mortgage Corp.                7.39               1                  5/22/01
                                                                   5
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                     3
                                                                 100

 <F1>
 (1)   Requires 30 day notice to terminate.
 <F2>
 (2)   Requires 60 day notice to terminate.

                                       9

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998


NOTE F - VANGUARD SMALL-CAP INDEX FUND

Effective July 1, 1997, the Vanguard Small-Cap Index Fund (formerly the Vanguard Index Trust/Small Capitalization Stock Fund) became available to participants. The Vanguard Small-Cap Index Fund attempts to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index, from a portfolio of small capitalization common stocks.

NOTE G - VANGUARD/WELLESLEY INCOME FUND

Effective July 1, 1997, the Vanguard/Wellesley Income Fund became available to participants. The Vanguard/Wellesley Income Fund seeks to provide as much current income as is consistent with reasonable risk with the potential for moderate growth of capital by investing in bonds and dividend-paying common stocks.

NOTE H - VANGUARD GROWTH AND INCOME FUND

Effective July 1, 1997, the Vanguard Quantitative Mutual Fund was renamed the Vanguard Growth and Income Fund.

NOTE I - MASTER TRUST

For the years ended December 31, 1998 and 1997, Bankers Trust Company held all investment assets of the Plan in the Master Trust with the assets of other plans of the Company. The beneficial interest of the Plans in the Master Trust is adjusted monthly to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions during each month. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

As of December 31, 1998 and 1997, the Plan's percentage interests in the Master Trust were 0.1% and 0.1%, respectively. The net assets of the Master Trust as of December 31, 1998 and 1997, and changes in net assets of the Master Trust for the years then ended, are as follows:

                                    THE BP AMERICA DIRECTSAVE PLAN

                                     Notes to Financial Statements
                                         December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 31, 1998
($ in thousands)

                                                                              Vanguard
                                                                    --------------------------------------
                                                                              Growth & Small-Cap               Total    Blue Chip
                                                           BP ADS   Windsor   Income    Index    Wellesley   Return     Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
    of American Depositary Shares (BP ADS);
    market value of $90.75 per ADS                         $321,149

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 18,943,556 shares;
    market value of $15.57 per share                                 $294,951

    Vanguard Growth & Income Fund -- 6,949,547 shares;
    market  value of $30.76 per share                                         $213,768

    Vanguard Small-Cap Index Fund -- 468,647 shares;
     market value of $21.20 per share                                                      $9,935

    Vanguard/Wellesley Income Fund -- 398,534 shares;
     market value of $22.12 per share                                                                $8,816

    INVESCO Total Return Fund -- 1,153,630 shares;
    market value of $31.36 per share                                                                            $36,178

    Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
    market value of $50.39 per share                                                                                      $90,615

    J.P. Morgan Institutional International Equity Fund --
    1,238,244 shares; market value of $11.87 per share

    Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
    Other assets                                              2,487       521      638         34        27         350       396
    Dividends and interest receivable                         2,367       571      430        182        43          83       219
    Contributions receivable                                  4,546        50       47                    1           5        16
    Operating payables                                       (2,269)     (429)    (876)       (53)      (66)       (158)     (604)
                                       TOTAL               $328,280  $295,664 $214,007    $10,098    $8,821     $36,458   $90,642

THE BP AMERICA DIRECTSAVE PLAN:
  Participating interest                                       $346       $15     $375         $0        $0          $8       $47
  Percentage of Master Trust                                   0.1%      0.0%     0.2%       0.0%      0.0%        0.0%      0.1%

                                                               11

                                      THE BP AMERICA DIRECTSAVE PLAN

                                       Notes to Financial Statements
                                              December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 31, 1998 (concluded)
($ in thousands)

                                                              J.P.               Loan
                                                             Morgan    Income    Fund     Total       Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
    of American Depositary Shares (BP ADS);
    market value of $90.75 per ADS                                                         $321,149    $218,906

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 18,943,556 shares;
    market value of $15.57 per share                                                        294,951     289,066

    Vanguard Growth & Income Fund -- 6,949,547 shares;
    market  value of $30.76 per share                                                       213,768     158,153

    Vanguard Small-Cap Index Fund -- 468,647 shares;
     market value of $21.20 per share                                                         9,935      10,818

    Vanguard/Wellesley Income Fund -- 398,534 shares;
     market value of $22.12 per share                                                         8,816       8,926

    INVESCO Total Return Fund -- 1,153,630 shares;
    market value of $31.36 per share                                                         36,178      29,592

    Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
    market value of $50.39 per share                                                         90,615      69,883

     J.P. Morgan Institutional International Equity Fund --
    1,238,244 shares; market value of $11.87 per share      $14,698                          14,698      14,142

    Income Fund                                                      $1,024,793           1,024,793   1,024,793

LOANS TO PLAN PARTICIPANTS                                                      $14,322      14,322      14,322

OTHER NET TRUST ASSETS:
    Other assets                                                 78          10               4,541       4,538
    Dividends and interest receivable                             9       7,899              11,803      11,803
    Contributions receivable                                      2         143               4,810       4,810
    Operating payables                                          (80)     (5,762)            (10,297)    (10,297)
                                       TOTAL                $14,707  $1,027,083 $14,322  $2,040,082  $1,849,455

THE BP AMERICA DIRECTSAVE PLAN:
  Participating interest                                         $3      $1,205      $0      $1,999      $1,641
  Percentage of Master Trust                                   0.0%        0.1%    0.0%        0.1%        0.1%

                                                     12

                                     THE BP AMERICA DIRECTSAVE PLAN

                                     Notes to Financial Statements
                                            December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1998
($ in thousands)


                                                             Vanguard
                                                   ----------------------------------------
                                                             Growth &  Small-Cap             Total     Blue Chip
                                           BP ADS  Windsor    Income     Index    Wellesley  Return     Growth
ADDITIONS:
    Contributions and loan activity:
        Employer contributions            $18,559      $329      $258          $2        $4      $20      $58
        Participant contributions           4,531     7,677     5,795         521       293    1,650    3,373
        Loans to participants
        Loan reinvestments                    848     1,797     1,060          61        35      265      558
    Investment income                      10,616    26,373    10,813         789       730    1,834    3,198
    Interest income on participant loans
    Net realized and unrealized gains
      (losses) on investments              45,758   (24,925)   29,861      (1,219)      (43)   2,633   17,126
            Total additions                80,312    11,251    47,787         154     1,019    6,402   24,313

DEDUCTIONS:
    Participant withdrawals               (14,821)  (20,666)   (9,767)       (490)     (128)  (1,696)  (2,350)
    Loan payouts to participants           (1,096)   (1,096)     (663)        (28)      (17)    (127)    (260)
    Loan repayments
            Total deductions              (15,917)  (21,762)  (10,430)       (518)     (145)  (1,823)  (2,610)

TRANSFER TO OTHER PLANS                    (2,459)  (15,358)  (10,134)       (201)     (348)    (519)  (2,850)
NET TRANSFER BETWEEN FUNDS                (39,915)  (46,648)   20,410       2,573     4,726     (219)  23,673

INCREASE (DECREASE)                        22,021   (72,517)   47,633       2,008     5,252    3,841   42,526

Net Assets Available for Plan
  Benefits at Beginning of Year           306,259   368,181   166,374       8,090     3,569   32,617   48,116

Net Assets Available for Plan
  Benefits at End of Year                $328,280  $295,664  $214,007     $10,098    $8,821  $36,458  $90,642


                                THE BP AMERICA DIRECTSAVE PLAN

                                  Notes to Financial Statements
                                        December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1998 (concluded)
($ in thousands)

                                                    U.S.
                                            J.P.  Savings              Loan                 (a)
                                           Morgan   Bond    Income     Fund      Total    BPA DSP
ADDITIONS:
    Contributions and loan activity:
        Employer contributions                $11      $1       $702              $19,944
        Participant contributions             967       4     26,999               51,810     $49
        Loans to participants                                          $5,839       5,839
        Loan reinvestments                    118       1      3,662                8,405
    Investment income                         433             75,815              130,601     109
    Interest income on participant loans                                1,298       1,298
    Net realized and unrealized gains
      (losses) on investments               1,214      11        797               71,213     113
            Total additions                 2,743      17    107,975    7,137     289,110     271

DEDUCTIONS:
    Participant withdrawals                  (411)     (1)   (76,436)    (877)   (127,643)   (157)
    Loan payouts to participants              (42)            (2,510)              (5,839)
    Loan repayments                                                    (8,404)     (8,404)
            Total deductions                 (453)     (1)   (78,946)  (9,281)   (141,886)   (157)

TRANSFER TO OTHER PLANS                      (193)           (32,721)             (64,783)
NET TRANSFER BETWEEN FUNDS                   (773)   (134)    36,307

INCREASE (DECREASE)                         1,324    (118)    32,615   (2,144)     82,441     114

Net Assets Available for Plan
  Benefits at Beginning of Year            13,383     118    994,468   16,466   1,957,641   1,885

Net Assets Available for Plan
  Benefits at End of Year                 $14,707      $0 $1,027,083  $14,322  $2,040,082  $1,999

<F1>
(a) The BP America DirectSave Plan participating interest.

                            THE BP AMERICA DIRECTSAVE PLAN

                             Notes to Financial Statements
                                  December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 31, 1997
($ in thousands)

                                                                              Vanguard
                                                                      --------------------------------------
                                                                              Growth &  Small-Cap             Total   Blue Chip
                                                             BP ADS   Windsor  Income     Index    Wellesley Return    Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
    of American Depositary Shares (BP ADS);
    market value of $79.688 per ADR   (a)                   $298,094

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 21,661,253 shares;
    market value of $16.98 per share                                 $367,808

    Vanguard Growth & Income Fund -- 6,344,249 shares;
    market  value of $26.19 per share                                         $166,156

    Vanguard Small-Cap Index Fund --  340,266 shares;
     market value of $23.75 per share                                                      $8,081

    Vanguard/Wellesley Income Fund -- 163,231 shares;
     market value of $21.86 per share                                                                $3,568

    INVESCO Total Return Fund -- 1,117,725 shares;
    market value of $29.09 per share                                                                        $32,515

    Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
    market value of $39.46 per share                                                                                   $47,988

    J.P. Morgan Institutional International Equity Fund --
    1,235,259 shares; market value of $10.77 per share

    U. S. Savings Bond Fund

    Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
    Other assets                                                 824      698      981        148        82     274        394
    Dividends and interest receivable                          3,692      189       89          6         0      82         87
    Contributions receivable                                   4,344      106       67          0         1       5          9
    Operating payables                                          (695)    (620)    (919)      (145)      (82)   (259)      (362)
                                                     TOTAL  $306,259 $368,181 $166,374     $8,090    $3,569 $32,617    $48,116

THE BP AMERICA DIRECTSAVE PLAN:
  Participating interest                                        $316      $17     $308         $0        $0      $7        $50
  Percentage of Master Trust                                    0.1%     0.0%     0.2%       0.0%      0.0%    0.0%       0.1%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                              15

                                           THE BP AMERICA DIRECTSAVE PLAN

                                            Notes to Financial Statements
                                                 December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits
   as of December 31, 1997 (concluded)
($ in thousands)
                                                                      U.S.
                                                             J.P.    Savings             Loan
                                                            Morgan    Bond    Income     Fund    Total      Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
    of American Depositary Shares (BP ADS);
    market value of $79.688 per ADR   (a)                                                         $298,094    $197,144

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 21,661,253 shares;
    market value of $16.98 per share                                                               367,808     327,323

    Vanguard Growth & Income Fund -- 6,344,249 shares;
    market  value of $26.19 per share                                                              166,156     128,619

    Vanguard Small-Cap Index Fund --  340,266 shares;
     market value of $23.75 per share                                                                8,081       8,264

    Vanguard/Wellesley Income Fund -- 163,231 shares;
     market value of $21.86 per share                                                                3,568       3,612

    INVESCO Total Return Fund -- 1,117,725 shares;
    market value of $29.09 per share                                                                32,515      26,496

    Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
    market value of $39.46 per share                                                                47,988      41,026

    J.P. Morgan Institutional International Equity Fund --
    1,235,259 shares; market value of $10.77 per share      $13,304                                 13,304      13,930

    U. S. Savings Bond Fund                                              $67                            67          67

    Income Fund                                                               $993,233             993,233     993,233

LOANS TO PLAN PARTICIPANTS                                                             $16,466      16,466      16,466

OTHER NET TRUST ASSETS:
    Other assets                                                152       50       446               4,049       4,049
    Dividends and interest receivable                             5              6,207              10,357      10,357
    Contributions receivable                                      2        1       203               4,738       4,738
    Operating payables                                          (80)            (5,621)             (8,783)     (8,783)
                                                     TOTAL  $13,383     $118  $994,468 $16,466  $1,957,641  $1,766,541


THE BP AMERICA DIRECTSAVE PLAN:
  Participating interest                                         $1       $0    $1,186      $0      $1,885      $1,498
  Percentage of Master Trust                                   0.0%     0.0%      0.1%    0.0%        0.1%        0.1%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                         16

                                   THE BP AMERICA DIRECTSAVE PLAN

                                    Notes to Financial Statements
                                         December 31, 1998

NOTE I - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1997
($ in thousands)


                                                             Vanguard
                                                    -------------------------------------
                                                            Growth &  Small-Cap             Total Blue Chip
                                           BP ADS   Windsor  Income     Index   Wellesley  Return   Growth
ADDITIONS:
    Contributions and loan activity:
        Employer contributions             $17,669     $402      $265                   $1     $20       $40
        Participant contributions            3,552    7,811     5,024      $102         38   1,438     2,737
        Loans to participants
        Loan reinvestments                     770    1,990     1,020        17          4     299       428
    Investment income                        9,306   58,584    20,190       410        266   1,378     2,297
    Interest income on participant loans
    Net realized and unrealized gains
      (losses) on investments               29,957    7,182    22,764        63         49   4,931     7,097
              Total additions               61,254   75,969    49,263       592        358   8,066    12,599

DEDUCTIONS:
    Participant withdrawals                (13,012) (14,927)   (6,784)      (21)       (18)   (898)   (1,474)
    Loan payouts to participants            (1,098)  (1,620)     (926)       (1)       (16)   (191)     (240)
    Loan repayments
               Total deductions            (14,110) (16,547)   (7,710)      (22)       (34) (1,089)   (1,714)


TRANSFER TO OTHER PLANS                     (1,920)  (3,878)   (1,745)                        (215)
NET TRANSFER BETWEEN FUNDS                  33,216   10,085     6,837     7,520      3,245   1,690     5,285

INCREASE (DECREASE)                         78,440   65,629    46,645     8,090      3,569   8,452    16,170

Net Assets Available for Plan
  Benefits at Beginning of Year            227,819  302,552   119,729                       24,165    31,946

Net Assets Available for Plan
  Benefits at End of Year                 $306,259 $368,181  $166,374    $8,090     $3,569 $32,617   $48,116



                                  THE BP AMERICA DIRECTSAVE PLAN

                                   Notes to Financial Statements
                                         December 31, 1998

NOTE I - MASTER TRUST (concluded)

Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1997 (concluded)
($ in thousands)

                                                    U.S.
                                            J.P.   Savings             Loan                   (a)
                                           Morgan   Bond     Income    Fund      Total      BPA DSP
ADDITIONS:
    Contributions and loan activity:
        Employer contributions                 $8     $4        $855               $19,264
        Participant contributions             931      5      27,741                49,379        $51
        Loans to participants                                          $7,611        7,611
        Loan reinvestments                    141      1       4,561                 9,231
    Investment income                         830      1      78,258               171,520        221
    Interest income on participant loans                                1,442        1,442
    Net realized and unrealized gains
      (losses) on investments                (686)    11      (2,345)               69,023         77
                          Total additions   1,224     22     109,070    9,053      327,470        349

DEDUCTIONS:
    Participant withdrawals                 (392)    (59)    (78,659)  (1,469)    (117,713)      (155)
    Loan payouts to participants             (82)     (1)     (3,436)               (7,611)
    Loan repayments                                                    (9,231)      (9,231)
                          Total deductions  (474)    (60)    (82,095) (10,700)    (134,555)      (155)


TRANSFER (TO) FROM OTHER PLANS                                (5,700)    (369)     (13,827)        (1)
NET TRANSFER BETWEEN FUNDS                    (7)    (20)    (67,851)

INCREASE (DECREASE)                           743    (58)    (46,576)  (2,016)     179,088        193

Net Assets Available for Plan
  Benefits at Beginning of Year            12,640    176   1,041,044   18,482    1,778,553      1,692

Net Assets Available for Plan
  Benefits at End of Year                 $13,383   $118    $994,468  $16,466   $1,957,641     $1,885

<F1>
(a) The BP America DirectSave Plan participating interest.

                      THE BP AMERICA DIRECTSAVE PLAN

                       Notes to Financial Statements
                             December 31, 1998

NOTE J - YEAR 2000 (UNAUDITED)

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of the century, producing a wide range of consequences.

The Plan relies on some Company systems for certain aspects of its operation. The Company has conducted a risk-based review of its computer systems and computer-controlled processes to identify those which could be affected and developed an implementation plan to test and remediate the faults. The Company is replacing or repairing the affected systems, in close collaboration with system suppliers. All business-critical work is due to be completed by June, 1999.

The Company and the Plan are also exposed, to an unquantifiable degree, to the failure of third party service providers to deal with their Year 2000 exposures; the Company is taking all practical steps to mitigate the effect.

                 THE BP AMERICA DIRECTSAVE PLAN


                           Signature








The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.











                              The BP America DirectSave Plan





Date   June 18, 1999          /s/ Robert F. Shockey
                              by:  Robert F. Shockey
                                     Manager, Compensation & Benefits

                 THE BP AMERICA DIRECTSAVE PLAN




                            Exhibits









Exhibit No.                                    Description


    23                                   Consent of Independent Auditors